Baird Funds, Inc.
Form N-SAR, Item #77C


A Special Meeting of Shareholders of the Baird Funds, Inc.-Baird Core Plus Bond Fund (the "Fund) (formerly known as the Baird Funds, Inc. - Baird Core Bond
Fund) was held on December 30, 2002 at 10:00 a.m. Central Time at at 777 East Wisconsin Avenue, 29th Floor, Milwaukee, Wisconsin 53202. The meeting was called to vote on a proposal to approve an amendment to the Fund's investment objective.

The Fund's investment objective was to provide an annual rate of total return, before Fund expenses, greater than the annual rate of total return of the Lehman Brothers Government/Credit Bond Index (the "Government/Credit Bond Index"). The Government/Credit Bond Index is an unmanaged index representing a market value weighted performance benchmark for government and corporate fixed-rate debt issues with maturities between one and thirty years or more.

The shareholders approved changing the Fund's investment objective so that instead of comparing the Fund's performance to the Government/Credit Bond Index, the Fund's performance would be compared to the Lehman Brothers U.S. Universal Bond Index (the "Universal Bond Index"). The Universal Bond Index is designed to capture a broad range of fixed-income securities issued in U.S. dollars, including U.S. government and investment grade debt, as well as non-investment grade bonds, Eurobonds, Rule 144A securities (i.e., illiquid securities) and emerging market debt. Accordingly, as amended, the Fund's investment objective is to provide an annual rate of total return, before Fund expenses, greater than the annual rate of total return of the Universal Bond Index.

Approval of the amendment to the Fund's investment objective

Affirmative Votes: 3,679,855.10
Negative Votes: 50,222.240
Abstain: 1,028,086.331